UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

U.S. Auto Parts Network, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

90343C100
(CUSIP Number)

Mehran Nia
12320 21st Helena Dr.
Los Angeles, CA 90049
(310) 704-9111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90343C100

1	NAMES OF REPORTING PERSONS
Mehran Nia

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
5,338,542(1)

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
5,338,542(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,338,542(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.4%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Consists of (i) 4,649,873 shares of Common Stock owned directly by the Nia Living Trust Established September 2, 2004 (the “Living Trust”), of which Mehran Nia and his spouse, Fariba Nia, are co-trustees, and (ii) 113,468 shares of Common Stock issued in lieu of preferred stock dividends. Mehran Nia disclaims beneficial interest in the Living Trust except to the extent of his pecuniary interest therein.

(2)
Based on 37,169,327 shares of Common Stock outstanding and 2,620,687 shares of Series A Convertible Preferred outstanding as of March 25, 2020, as reported in the Issuer’s Proxy Statement on Schedule 14A filed on April 27, 2020, totaling 39,790,014 shares on an as-converted basis.

CUSIP No. 90343C100

1	NAMES OF REPORTING PERSONS
Nia Living Trust Established September 2, 2004

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States - California Living Trust

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
5,338,542(1)

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
5,338,542(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,338,542(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.4%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Consists of (i) 4,649,873 shares of Common Stock owned directly by the Living Trust, of which Mehran Nia and his spouse, Fariba Nia, are co-trustees, and (ii) 113,468 shares of Common Stock issued in lieu of preferred stock dividends. Mehran Nia disclaims beneficial interest in the Living Trust except to the extent of his pecuniary interest therein.

(2)
Based on 37,169,327 shares of Common Stock outstanding and 2,620,687 shares of Series A Convertible Preferred outstanding as of March 25, 2020, as reported in the Issuer’s Proxy Statement on Schedule 14A filed on April 27, 2020, totaling 39,790,014 shares on an as-converted basis.

This Amendment No. 6 amends (a) the Schedule 13D filed on December 3, 2008 (the “Initial Schedule 13D”) by Mehran Nia, Fariba Nia, and the Nia Living Trust Established September 2, 2004 (the “Reporting Persons”) relating to the common stock, par value $0.001 per share (the “Common Stock”) of U.S. Auto Parts Network, Inc., a Delaware corporation (the “Issuer”), (b) Amendment No. 1 to the Initial Schedule 13D, filed by the Reporting Persons on October 7, 2009, (c) Amendment No. 2 to the Initial Schedule 13D, filed by the Reporting Persons on October 14, 2009, (d) Amendment No. 3 to the Initial Schedule 13D, filed by the Reporting Persons on July 31, 2014 and (e) Amendment No. 4 to the Initial Schedule 13D, filed by the Reporting Persons on May 5, 2015 and (f) Amendment No. 5 to the Initial Schedule 13D, filed by the Reporting Persons on June 12, 2018 (collectively, the “Previous Amendments”).  Except as set forth below, all Items of the Initial Schedule 13D, as amended by the Previous Amendments, remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Initial Schedule 13D or the Previous Amendments, as applicable.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following paragraphs:

On March 25, 2013, the Reporting Person purchased an aggregate of 1,034,482 shares of Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”).

On June 19, 2020, each outstanding share of the Series A Preferred Stock automatically converted to one share of the Common Stock of the Company, pursuant to Section 4 of the Certificate Of Designation, Preferences and Rights of the Series A Convertible Preferred Stock, dated as of March 25, 2013. Prior to the conversion, the Living Trust held 1,034,482 shares of the Series A Preferred Stock. As a result of the automatic conversion, all of the shares of Series A Preferred Stock held by the Living Trust converted into an aggregate of 1,034,482 shares of the Company’s Common Stock.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage reported by each Reporting Person is based upon 37,169,327 shares of Common Stock outstanding and 2,620,687 shares of Series A Convertible Preferred outstanding as of March 25, 2020, as reported in U.S. Auto Parts Network, Inc.’s Proxy Statement on Schedule 14A filed on April 27, 2020, totaling 39,790,014 shares on an as-converted basis.

(a) The Reporting Persons beneficially owned the following shares of the Issuer’s Common Stock:

Reporting Person	No. of Shares Beneficially Owned	Percentage Held
Mehran Nia	5,338,542	13.4%
Fariba Nia	5,338,542	13.4%
Nia Living Trust	5,338,542	13.4%
Established September 2, 2004

(b) (i)  Sole power to vote or to direct the vote:

Mehran Nia	0
Fariba Nia	0
Nia Living Trust Established September 2, 2004	0

(ii)  Shared power to vote or to direct the vote:

Mehran Nia	5,338,542
Fariba Nia	5,338,542
Nia Living Trust Established September 2, 2004	5,338,542

(iii) Sole power to dispose or to direct the disposition of:

Mehran Nia	0
Fariba Nia	0
Nia Living Trust Established September 2, 2004	0

(iv) Shared power to dispose or to direct the disposition of:

Mehran Nia	5,338,542
Fariba Nia	5,338,542
Nia Living Trust Established September 2, 2004	5,338,542

(c) The Reporting Persons did not effect any transactions in the Common Stock in the last sixty (60) days.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2020

/s/ Mehran Nia
Mehran Nia

NIA LIVING TRUST ESTABLISHED SEPTEMBER 2, 2004

By:	/s/ Mehran Nia
Name: Mehran Nia
Its: Co-Trustee

By:	/s/ Fariba Nia
Name: Fariba Nia
Its: Co-Trustee